

June 2, 2020

<u>Via E-Mail</u>

Scott A. Barshay
Rachael G. Coffey
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Portola Pharmaceuticals, Inc.**
> **Schedule TO-T/A filed June 1, 2020**
> **Schedule TO-T filed May 27, 2020**
> **Filed by Alexion Pharmaceuticals, Inc. and Odyssey Merger Sub Inc.**
> **File No. 005-87472**

Dear Mr. Barshay and Ms. Coffey:

The staff in the Office of Mergers and Acquisitions has reviewed your filings listed above. We have limited our review of the filings to those issues we have addressed in our comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same definition as in the Offer to Purchase.

Schedule TO-T filed May 27, 2020

Exhibit (a)(1)(A) – Offer to Purchase

Cover Page

1. Please clarify the definition of the "Effective Time" of the Merger. The definition on the cover page is not clear.

Conditions of Offer, page 52

2. Refer to the first paragraph of this section on page 52. Revise the reference to the condition related to the Merger Agreement remaining in effect. Revise to clarify that this condition, like the ones listed later in this section, must be satisfied or waived as of the Offer Expiration Time.

3. See our comment above. All offer conditions must be satisfied or waived as of the Offer Expiration Time when withdrawal rights terminate. The last paragraph of the section on page 53 gives the Parent and Purchaser the right to waive conditions in whole or in part "at any time and from time to time" at their sole discretion. Please revise to clarify that this may occur only as of the Expiration Time.

4. See our last comment above. Note that if an event occurs that "triggers" an Offer condition before the Offer Expiration Time, Parent and Purchaser must act promptly to waive the condition or assert it to terminate. Bidders may not wait until the Offer Expiration Time to assert a condition that was triggered earlier in the Offer period. Please confirm your understanding in your response letter.

5. Refer to the following statement in the last paragraph of this section: "The foregoing conditions will be in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate and/or modify the Offer in accordance with the terms and conditions of the Merger Agreement or applicable law." All conditions to the Offer must be summarized here so that shareholders understand its terms. Please revise to do so, and to delete this language referencing the ability to terminate, which implies that there are Offer conditions not outlined here.

Miscellaneous, page 57

6. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all target security holders, wherever located. Refer to Rule 14d-10 and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement here indicating that tenders will not be accepted from holders of shares in a jurisdiction where Parent and Purchaser are prohibited from making a tender offer, or modify it in accordance with Rule 14d-10(b)(2).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions about these comments to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions